PCSEdventures!                                  345 Bobwhite Ct. Suite 200
                                                Boise, ID 83706
                                                (800)429-3110 * (208)343-3110
                                                http://www.edventures.com
                                                OTCBB:PCSV

                              August 25, 2006

United States Securities and Exchange Commission    Via Facsimile Transmission
Attn: Larry Spiegel
Mail Stop 3720
Washington, DC 20549

     Re:  PCS Edventures!.com, Inc.
          Preliminary Schedule 14A
          File No. 0-49990
          Filed June 14, 2006

Dear Mr. Spiegel:

     Pursuant to the letter dated August 24, 2006, we present herein our responses. Enclosed are redline pages of the Second Amended Preliminary
Schedule 14A showing changes made therein.

Proposal No. 3: Amendment to Increase the Number of Authorized Shares , page
17

     1. A discussion regarding the business of the acquired company, namely LabMentors, pursuant to Item 14(c)(2) under 17 CFR 240.14a-101 can be found on page 15 paragraph 2 under the heading "Introduction to Proposal Nos. 3-6 to Approve Amendments to Articles of Incorporation", subheading "LabMentors, Ltd." In reviewing the requirements of Item 14 and in order to comply with
          Item 14(b)(8), we have re-inserted the pro-forma financial statements as previously filed with the SEC on Form 8K/A on February 15, 2006.

          The Company's reliance on Regulation S-X Item 210.3-05(b)(2), specifically Section 210.3-05(b)(2)(ii) requiring the inclusion of financial statements "if any of the conditions exceeds 20 percent, but none exceed 40 percent for at least the most recent fiscal year and any interim periods," is supported by the following calculations. Section 210.1-01(w) in general defined those "conditions" as comparison of total assets and income (loss) from continuing operations before income taxes and extraordinary items.

          Calculations

          * When reviewing the pro forma financial statements as filed in on Form 8-K/A on February 15, 2006 with the SEC, the total assets of the acquired company (LabMentors) at September 30, 2005 were $199,921, which represented 23% of the total assets of the registrant, which were $833,765 at September 30, 2005.

          * The net loss from continuing operations of the acquired company (Lab Mentors) for the year ended May 31, 2005 was ($159,461), or 17% of the net loss of the registrant for their year ended March 31, 2005 of ($938,632).

          * For the period ended September 30, 2005, the registrant had a small net operating income of $3,502 while the acquired company (Lab Mentors) had a net operating loss of ($105,802). The acquired company (Lab Mentors) had total revenues of $55,246 and total cost of sales and operating expenses of $139,819 compared to the registrant having total revenues of $1,746,409 and total cost of sales and operating expenses of $1,722,794, or the acquiring company (Lab Mentors) having 3% of total revenues for that period and 8% of total cost of sales and operating expenses.

     Accordingly, financial statements for only the most recent fiscal year and the most current interim period were provided in the Form 8-K/A filed on February 15, 2006, with the same financial information being provided in the Preliminary Schedule 14A.

2. Item 13 and 14 were not included for the asset acquisition purchase of technology from Education Enterprise Solutions for two reasons.

          First, the purchase price of the technology (assets) being purchased divided by the total assets of the registrant is 17%. According to Regulation S-X Item 210.3-05(b)(2)(i), "If none of the conditions exceeds 20 percent, financial statements are not required." Thus, the purchase of technological assets qualifies as exempt from financial statement requirements. The calculation was based on a purchase price of $225,000, which is comprised 375,000 shares of Rule 144 common stock issued to Educational Enterprise Solutions (E2S) at $0.60 based on restrictions set forth in the Note Purchase Agreement between the Company and Barron Partners, LP (discussed in the Proxy Statement). The purchase price of the asset is divided by $1,322,254, which is the total assets of the Company as listed in the 10-QSB for the quarter ended June 30, 2006 filed with the SEC on August 14, 2006.

          Second, the Company is purchasing a single asset, namely a student information management system, not a company. After the purchase, E2S may continue to service their existing customers utilizing their current platform and delivery system. We will be purchasing the single technological asset, modifying it to our specifications, and modifying its delivery platform. After our product is available for sale, we will be paying a royalty to E2S as a condition of the purchase of their platform. Since we are purchasing a single asset and the company may continue in its normal course of business, the asset purchase is not required to be disclosed in the same manner as a merger or acquisition of a company.

Proposal No. 6: Amendment to Authorize the Board to Designate and Issue , page
22

     3. In our further review of Proposal No. 6 of the Proxy Statement, our legal counsel is of the opinion that the Board of Directors of the Company already has the power requested in Proposal No. 6. As a matter of Idaho Corporate Law (see Idaho Code Section 30-1-624), the Board of Directors of the Company has the power to determine the terms and conditions of options, warrants, and rights issued by PCS Edventures!.com, Inc. Accordingly, the Company has deleted Proposal No. 6 from the Proxy Statement. Furthermore, the Company has the approval of Barron Partners, LP to enter into an amendment to the Note Purchase Agreement to delete the requirement for adoption of the amendment, as proposed in Proposal No. 6.

     4.   See No. 3 above.

     In addition, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. We also understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We have filed our Revised Preliminary Proxy Statement with the SEC along with a copy of this comment letter.

                                   Sincerely,

                                   /s/Anthony A. Maher

                                   Anthony A. Maher
                                   Chairman, CEO, President

cc:  Leonard Burningham, Esq.
     Richard A. Riley, Esq.
     Cheryl Grant, Esq.
     Charles D. Roe, CPA
     Franklin Hunt, CPA
     Shannon M. Wilson, Assistant CFO